SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The GEO Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________________________________________________________________________________________________

April 7, 2021

Re: Please vote AGAINST Directors Richard Glanton, Jose Gordo, Scott Kernan, Julie Myers Wood, and Christopher Wheeler at The GEO Group, Inc. (NYSE: GEO) annual shareholders’ meeting on April 28th

Dear GEO Group Shareholders,

The GEO Group board is in desperate need of a major overhaul following years of failed oversight of enterprise risk management. Over the last decade, the company’s failure to put a premium on human rights   has created substantial reputational, regulatory, financial, and legal risk for GEO Group. The board’s poor oversight of these risks has resulted in considerable damage, putting the company’s ability to generate long-term value in jeopardy. The board composition is weak, suffering from lengthy tenures, a high number of insiders, a gap in essential expertise, and members with past indiscretions that call their judgement into question. We have lost confidence in this board and encourage you to vote against the following directors who have been renominated for shareholder approval:

•         Richard Glanton – As Lead Independent Director and Audit and Finance Committee Chair, Mr. Glanton bears significant responsibility for the oversight failures discussed in this letter. In addition, his 23 year tenure on the board makes his independence questionable. Lastly, his involvement in a fraudulent investment scheme raises doubts about his judgement.

•         Jose Gordo – Mr. Gordo’s previous role as outside counsel to GEO Group for several years diminishes his ability to be a truly independent member of the board.

•         Scott Kernan – Mr. Kernan’s wife is a current employee at GEO Group, compromising his independence on the board.

•         Julie Myers Wood – Ms. Wood’s current employer has a long-standing contract with a GEO Group subsidiary creating a clear conflict of interest that could interfere with her ability to exercise independent judgement as a director. Moreover, her role in a blackface scandal makes her a poor choice for GEO Group’s board.

•         Christopher Wheeler – Mr. Wheeler is responsible for the board’s composition as the Chair of the Nominating and Corporate Governance Committee. With an 11 year tenure, he is also responsible for many of the failures of oversight outlined below.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership. The funds the Investment Group works with have over $250 billion in assets under management, and are substantial GEO Group shareholders.

GEO Group’s reputation has plummeted after years of human rights violations in its facilities.

Over the past decade, GEO Group has suffered from a succession of public scandals. Human rights abuses have been reported across the U.S. in its immigrant detention centers, prisons, juvenile detention centers, and half-way houses. A 2020 investigation by the House of Representatives Committee on Oversight and Reform found that detainees in GEO Group run immigrant detention centers suffered from inadequate medical care, deficient sanitation, and inadequate infectious disease safety measures. [i]A 2019 report by the Office of the Inspector General of the Department of Homeland Security (DHS) detailed surprise inspections of three facilities under contract with GEO Group. The inspection uncovered violations of detention standards at all three facilities, with the worst conditions at the Adelanto detention center where inspectors found “nooses in detainee cells, improper and overly restrictive segregation, and inadequate detainee medical care.” [ii]A 2016 Investigation by the Office of the Inspector General in the Department of Justice (DOJ) concluded that private company run prisons1are more dangerous compared to their public counterparts. [iii]A 2012 report by the DOJ found that staff at a GEO Group operated youth detention facility were “deliberately indifferent” to staff sexual misconduct towards detainees, gang affiliations among correctional staff, violence among detainees, inadequate medical care, suicide risks, and mental health needs. [iv]Prisoner and immigration rights groups as well as individuals under GEO’s care have come forward with allegations of forced labor, sexual assault, physical abuse, inhumane conditions, medical neglect, and overcrowding. These reports have generated scathing media coverage, pummeling GEO Group’s reputation.

GEO Group’s U.S. government contracts, accounting for 54.9% of annual revenue, are in jeopardy.

Public outrage over reported human rights abuses at GEO Group facilities has put the company in the crosshairs of elected officials in the U.S. Given GEO Group’s strong reliance on government contracts, it has always been clear that this would be detrimental to the company’s bottom line, and should have been a top priority of the board. Instead of working to mitigate the risk of human rights abuses at its facilities, the company seems to have focused on political spending in the hopes of having more favorable elected officials in key positions of power. [v] Meanwhile, the reports of human rights abuses continued to pour in. This strategy was clearly near-sighted and now many of GEO Group’s U.S. state and federal contracts are being terminated or are at risk.

President Biden issued an executive order banning the DOJ from renewing contracts with privately operated prisons just 7 days into his term, indicating that he intends to do more to end contracts with private companies in corrections and immigration than any of his predecessors. Last year, contracts with two agencies housed under the DOJ, the Bureau of Prisons and the U.S. Marshal’s Service, accounted for 26.7% of GEO Group’s total consolidated revenues for 2020. Contracts with U.S. Immigration and Customs Enforcement (ICE), also in jeopardy under the new administration, accounted for an additional 28.2% last year.

According to legal documents filed by GEO, the passage of California’s AB 32, legislation banning the state’s Department of Corrections and Rehabilitation from renewing or entering in to new private prison and immigration detention contracts in the state as of January 1, 2020, is expected to cost the company over $4 billion in capital investment and future revenue over the next 15 years. Similar legislation is currently being considered in New Mexico, Arizona, Washington, and Georgia.

Reputational damage has resulted in reduced credit access and shaken investor confidence.

In 2019, after a public pressure campaign, some of the largest banks announced that they would no longer lend money to GEO Group, including Wells Fargo, Bank of America, JPMorgan Chase, SunTrust, BNP Paribas, PNC, Fifth Third Bancorp, and Barclays. Lending commitments from six of these institutions currently constitutes 54% of GEO Group’s revolving credit facility. As a result of the banks’ commitments and President Biden’s executive order, credit agencies have downgraded GEO’s credit rating. Further, New York State legislators are considering a bill that would prohibit New York chartered banking institutions from investing in and providing financing for private prisons.

GEO Group’s stock has been on a steady decline. From a high of $34.12 on April 27, 2017, GEO’s stock price has dropped to $7.87 as of the date of this letter. Mounting public pressure against companies doing business with GEO Group and swelling reports of human rights violations have resulted in the divestiture of GEO Group stocks from numerous portfolios, including large public pension funds in the U.S. and Canada and major investment firms.2 Finally, GEO Group was recently demoted from the S&P Midcap 400 to the S&P SmallCap 600, further evidence of the company’s decline under the oversight of the current board.

1 The investigation looked at 14 privately-run prisons across the U.S., 6 of these were operated by GEO Group.

Allegations of human rights abuses generate substantial litigation.

There are three state level lawsuits pending against GEO Group alleging that it violated wage and hour laws by not paying immigrants detained in its facilities the legal minimum wage; a fourth suit alleges violations of the federal Trafficking Victims Protection Act. [vi]  Lawsuits are also pending over medical negligence towards detainees [vii], poor health and safety practices during the pandemic [viii], unlawful re-separation of families detained in its facilities while awaiting a determination on their request for asylum [ix], and wrongful death [x]. Along with generating financial liabilities for GEO Group, these lawsuits generate negative press, adding to the reputational damage.

The board displays many of the hallmarks of a flawed recruitment process.

Of the nine directors nominated to serve on the board, only two do not have circumstances that make their independence questionable. Chairman George Zoley also serves as CEO of GEO Group. Scott Kernan’s wife is a longstanding employee of Geo Group, currently serving as Vice President of Business Development. As recently as 2017, Jose Gordo served for several years as outside counsel to GEO Group before joining the board in 2019. As CEO of Guidepost Solutions, a firm that has an approximately $180,000 annual contract with GEO group subsidiary B.I. Incorporated, we do not consider Julie Myers Wood to be independent. In addition, Richard Glanton, Anne Forman, and Christopher Wheeler all have tenures exceeding ten years (23, 19, and 11 years respectively), a threshold after which many investors no longer consider directors to be independent. Finally, four directors – George Zoley, Christopher Wheeler, Anne Foreman, and Jose Gordo – all claim South Florida as their primary residence, a small geographical area for a multinational company with operations from the U.S. to Australia to South Africa.

As a further sign of a problematic board composition, the board lacks key skillsets expected of a company that operates in an industry prone to human rights abuses. Despite all of the troubles outlined above, GEO Group does not have a single board member with human rights or healthcare expertise. The board’s newest recruit, Duane Helkowski, lacks the experience to fill these critical skills gaps.

Glanton’s involvement in a fraudulent investment scheme should make investors wary.

According to court documents, in 2015, Richard Glanton was lured into a scam involving the management of a $360 million wealth fund of a former Libyan oil minister. In order to secure the purported deal, Mr. Glanton took out four loans in excess of $3 million. As collateral for two of the loans, he pledged his shares in Philadelphia Television Network Inc. (PTNI) and obligated the company as co-borrower without informing other company executives, the board, or shareholders. Mr. Glanton was the largest shareholder and CEO of PTNI at the time. After the deal was revealed to be a scam, he defaulted on the loans and was sued along with PTNI by the lender. When the defendants did not respond to the lawsuit, a default judgement was issued. Mr. Glanton declared bankruptcy. It took years for PTNI to discover the scope of the judgement against it and it wasn’t successful in appealing the judgement until November 2020. According to the final court’s opinion, “The PTNI shareholders agreement explicitly restricted the sale, transfer, or pledging of shares without allowing other shareholders a right of first refusal and made any transfer effected in violation of the restriction void.” [xi]

2 Divestments have been made by the California Public Employees Retirement System (CalPERS), California State Teachers' Retirement System (CalSTRS), New York City Employees Retirement System (NYCERS), Canada Pension Plan Investment Board (CPPIB), and Fidelity Investments.

Ms. Wood’s blackface scandal suggests that she lacks the moral fiber to serve on the board.

While working at DHS as the Assistant Secretary of ICE in 2007, Ms. Wood was part of a three member panel of judges for the agency’s Halloween costume contest. The panel bestowed the “Most Original Costume” award to a man who had darkened his skin, wore a dreadlocked wig, and wore a black and white striped jumpsuit. To commemorate the moment, Ms. Wood posed for a picture with the man.Only after staff and public backlash did she apologize for her role. [xii]  This well publicized incident makes us question the board’s process for screening potential board candidates, as someone who finds such a costume to be award worthy would seem to be a terrible choice to serve on a prison company board.

Conclusion

Taken together, these failures of oversight and board characteristics are demonstrative of a weak board and a flawed recruitment process. We believe the board’s composition and its failure to take human rights abuses seriously have led to GEO Group’s downward spiral. Accordingly, we urge you to vote AGAINST the re-elections of Directors Glanton, Gordo, Kernan, Wood, and Wheeler on April 28th. Please contact my colleague Emma Bayes at emma.bayes@ctwinvestmentgroup.com with questions.

Sincerely,

Dieter Waizenegger, Executive Director

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to GEO Group’s instructions.

[i] U.S. House of Representatives Committee on Oversight and Reform.  The Trump Administration’s Mistreatment of Detained Immigrants: Deaths and Deficient Medical Care by For-Profit Detention Contractors. September 2020.

https://oversight.house.gov/sites/democrats.oversight.house.gov/files/2020-09-24.%20Staff%20Report%20on%20ICE%20Contractors.pdf

[ii] Department of Homeland Security, Office of Inspector General. Concerns about ICE Detainee Treatment and Care at Four Detention Facilities. June 2019. https://www.oig.dhs.gov/sites/default/files/assets/2019-06/OIG-19-47-Jun19.pdf

[iii] U.S. Department of Justice, Office of the Inspector General. Review of the Federal Bureau of Prisons’ Monitoring of Contract Prisons. August 2016. https://oig.justice.gov/reports/2016/e1606.pdf

[iv] U.S. Department of Justice. Investigation of the Walnut Grove Youth Correctional Facility. March 2012. https://www.justice.gov/sites/default/files/crt/legacy/2012/04/09/walnutgrovefl.pdf

[v] For more see GEO Group’s Political Spending and Lobbying Reports and Open Secrets’ Summary: https://www.opensecrets.org/orgs/geo-group/summary?id=D00002200

[vi] U.S. District Court, W.D. of Washington. Nwauzor et al. v. The GEO Group Inc. No. 3:17-cv-05769. https://www.courtlistener.com/docket/6159152/nwauzor-v-the-geo-group-inc/; U.S. District Court, Central District of California. Novoa, et al. v. The GEO Group, Inc. No. 5:17-cv-02514

. https://www.courtlistener.com/docket/6244853/raul-novoa-v-the-geo-group-inc/?page=1; U.S. District Court, D. of Colorado. Alejandro Menocal et al. v. The Geo Group Inc. No. 1:14-cv-02887. https://www.courtlistener.com/docket/4196461/menocal-v-the-geo-group-inc/; U.S. District Court, W.D. of Washington. State of Washington v. The GEO Group Inc. No. 3:17-cv-05806. https://www.courtlistener.com/docket/6167009/state-of-washington-v-the-geo-group-inc/

[vii] U.S. District Court, C.D. of California. Faour Fraihat et al. v. U.S. Immigration and Customs Enforcement et al. No. 5:19-cv-01546. https://www.clearinghouse.net/detail.php?id=17252

[viii] U.S. District Court, S.D. of Texas, Ayers, Avery L. v. Federal Bureau of Prisons et al. No. 4:20-cv-02297. https://www.courtlistener.com/docket/17307816/ayers-v-federal-bureau-of-prisons/; U.S. District Court, Southern District of Florida. Hartel v. The GEO Group Inc.  No. 9:20-cv-

81063-RS. https://www.courtlistener.com/docket/17329078/hartel-v-the-geo-group-inc/

[ix] U.S. District Court, W.D. of Texas. Rios et al. v. Geo Group, Inc. No. 5:19cv552. https://www.courtlistener.com/docket/15669623/rios-v-geo-group/

[x] U.S. District Court, D. of Colorado. Samimi-Gomez v. Geo Group, Inc. No. 1:19-cv-03200. https://www.courtlistener.com/docket/16462257/samimi-gomez-v-geo-group-inc-the/

[xi] California Court of Appeal, 4th District. Luxury Asset Lending LLC v. Philadelphia Television Network Inc. No. G057766. 10/29/20. https://law.justia.com/cases/california/court-of-appeal/2020/g057766.html

[xii] Eric Lipton. The New York Times. Official Had Controversial Photos Deleted, Report Says. April 9, 2008.

  https://www.nytimes.com/2008/04/09/washington;  Photo available at: https://darwinbondgraham.files.wordpress.com/2014/07/screen-shot-2014-07-21-at-10-28-59-am.png